FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Sales Performance 3rd Quarter/2012
Net sales revenue up 9.7%
Faster organic growth pace: 24 new stores

São Paulo, Brazil, October 10, 2012 - Grupo Pão de Açúcar [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] and Viavarejo S.A. [BM&FBOVESPA: VVAR3] announce its sales performance for the 3rd quarter of 2012.

3Q12 RESULTS OF GRUPO PÃO DE AÇÚCAR (GPA)

Gross sales revenue totaled R$ 13.7 billion, up 8.7% in comparison with 3Q11, due mainly to the outstanding performance of the Assaí, Minimercado Extra and Ponto Frio banners. In addition, GPA posted strong sales area expansion in the period. Same-store sales were up 7.1% over the same year-ago period.

	Gross Same-Store Sales Δ%		Gross Sales (R$ billion)				Net Sales (R$ billion)
	3Q12	9M12	3Q12	Δ%	9M12	Δ%	3Q12	Δ%	9M12	Δ%

GPA Food	6.8%	6.9%	7.484	9.5%	22.292	9.3%	6.761	9.8%	20.137	9.6%
Food	7.7%	7.3%
Non-Food	3.8%	5.7%

Viavarejo	7.5%	8.1%	6.182	7.8%	18.546	8.2%	5.394	9.5%	16.203	9.1%
Bricks & Mortar	8.2%	7.9%
Nova Pontocom	3.3%	9.3%
E-Commerce	3.3%	12.6%
Total GPA	7.1%	7.4%	13.666	8.7%	40.837	8.8%	12.155	9.7%	36.340	9.4%

BUSINESSES PERFORMANCE

GPA Food

ü Gross sales revenue was up 9.5% over 3Q11. Gross same-store sales were up 6.8%. In real terms (i.e., as deflated by the IPCA consumer index), sales increased 1.5%.

ü Among the banners, the highlights were Assaí and Minimercado Extra, whose gross same-store sales were up by 12.6% and 23.6% respectively.

ü The Extra Supermercado banner growth outpaced once again the Group’s Food Retail average, reflecting the benefits of the conversion process for banners CompreBem and Sendas, concluded in 3Q11.

ü The home & personal care and beverage segments were the main drivers for the 7.7% Food gross same-store sales increase.

ü 2H12 faster store opening pace: 15 stores in 3Q12, of which one Pão de Açúcar, three Extra Supermercado, three Extra Hiper and eight Minimercado Extra, adding over 36 thousand m² to the Group’s sales area, up 2.4%. In the first 9 months, GPA Food’s sales area totaled 1,543 thousand m², up 3.2% over year-end 2011.

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Viavarejo

ü Viavarejo’s gross same-store sales were up 7.5% in 3Q12, led by a reduction in the IPI (federal VAT) tax and improved product mix. In real terms, considering deflation in the electronics category and inflation in the furniture and mattress categories in the last 12 months, as announced by the IBGE, real growth was 12.9%.

ü On a same-store basis, the sales of bricks-and-mortar stores increased 8.2%, as a result of the improved product assortment and store repositioning, mainly in the Ponto Frio banner.

ü In the quarter, 9 Casas Bahia stores were opened in the Northeast and Mid-West regions.

ü Nova Pontocom was up 3.3%, including wholesale operation, reflecting the Company’s orientation towards profitability during a period of intensive promotion of competition. The NPC practiced commercial policies focusing cash and remains committed to delivering growth and positive results in 2012.

UPCOMING DATES

3Q12 Results Release	3Q12 Earnings Conference Call and Webcast
Wednesday, October 31, 2012	Thursday, November 01, 2012
After market close	11:00 a.m.(Brasilia) | 09:00 a.m. (NY) | 01:00 p.m. (London)

In line with corporate governance best practices, to ensure equity and transparency in the release of the 3Q12 results,
Grupo Pão de Açúcar and Viavarejo will observe a quiet period from October 17 to 31, 2012.

CONTACTS

Investor Relations – GPA and Viavarejo	Media Relations – GPA
Phone: (5511) 3886-0421	Phone: (5511) 3886-3666
Fax: (5511) 3884-2677	imprensa@grupopaodeacucar.com.br
gpa.ri@grupopaodeacucar.com.br	Media Relations - Viavarejo
Website: www.gpari.com.br	Phone: (5511) 4225-9228
www.globex.com.br/ri	imprensa@casasbahia.com.br / imprensa@viavarejo.com.br
Social Media News Room
Casa do Cliente – Customer Service	http://imprensa.grupopaodeacucar.com.br/category/gpa/
Pão de Açúcar: 0800-7732732 / Extra: 0800-115060	Twitter - Press
Ponto Frio (5511) 4002-3388 / Casas Bahia: (5511) 3003-8889	@imprensagpa

The information presented is preliminary, unaudited and subject to review. It is based on consolidated figures and denominated in Reais, in accordance with Brazilian Corporate Law.

The change and growth calculations are based on the same period in the previous year, except where otherwise indicated.

The basis for calculating same-store sales is defined by the sales registered in stores that have been operating for at least 12 consecutive months and have not been closed for seven consecutive days or more in this period. Acquisitions are not included in the same-store calculation basis in the first 12 months of operation.

Grupo Pão de Açúcar adopts the IPCA consumer price index as its benchmark inflation index, which is also used by the Brazilian Supermarkets Association (ABRAS), since it more accurately reflects the mix of products and brands sold by the Company. IPCA in the 12 months ended September 2012 was 5.28%.

About Grupo Pão de Açúcar and Viavarejo: Grupo Pão de Açúcar is Brazil’s largest retailer, with a distribution network comprising approximately 1,800 points of sale and electronic channels. The Group’s multiformat structure consists of the GPA Food and Viavarejo operations. GPA Food’s operations comprise supermarkets (Pão de Açúcar and Extra Supermercado), hypermarkets (Extra), neighborhood convenience stores (Minimercado Extra), cash-and-carry stores (Assaí), gas stations and drugstores. GPA Food’s business is divided into Food and Non-Food (electronics/home appliances, clothing, general merchandise, drugstore and gas station). Viavarejo’s operations consist of bricks-and-mortar stores selling electronics/home appliances (Ponto Frio and Casas Bahia) and online stores (Nova Pontocom: Extra.com.br, PontoFrio.com.br, Casasbahia.com.br). Founded in 1948 in São Paulo, the Group is present in 20 of the 27 Brazilian states, which jointly account for 94.1% of the country’s GDP.

Disclaimer: Statements contained in this release relating to the business outlook of the Group, projections of operating and financial results, growth potential of the Group and market and macroeconomic estimates, constitute mere forecasts and were based on beliefs, intentions and expectations of Management in relation to the future of the Company. These expectations are highly dependent on changes in the market, on Brazil’s general economic performance, on the industry and on international markets, and are therefore subject to change.

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SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: October 11, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.